November 4, 2019

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
Suresnes, France

       Re: Talend S.A.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37825

Dear Mr. Tuchen:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of significant accounting policies
(e) Revenue recognition
Allocation of the transaction price to the performance obligations in the contract, page 83

1. We note your disclosure on page 59 that approximately 10% of the contract value is allocated to the software and the remainder is allocated to the right to receive technical support, software fixes and updates. Please describe for us, in greater detail, the "model"
       you developed to determine standalone selling price. As part of your response, describe the nature and frequency of the software updates as well as how the estimated technology useful life was considered in your analysis. Refer to 606-10-32-31 through 35.
 Michael Tuchen
FirstName LastNameMichael Tuchen
Talend S.A.
November NameTalend S.A.
Comapany 4, 2019
Page 2
November 4, 2019 Page 2
FirstName LastName
Contract acquisition costs, page 84

2. Please tell us, and disclose as appropriate, whether additional sales commissions are paid upon renewal of the subscription and, if so, whether such amounts are commensurate with the initial commissions. Refer to ASC 340-40-35-1 and 340-40-50-2.
(i) Concentration of Credit Risk , page 89

3. We note your disclosure that no customer represented 10% or more of your gross accounts receivable. Please tell us whether revenue from any single customer exceeded 10% of total revenue. If so, revise to disclose the customer concentration and the amount or percentage of revenue from each significant customer during each period presented. Refer to ASC 275-10-50-18 and ASC 280-10-50-42. In addition, please disclose the name and relationship with the company, if any, of each significant customer in the Business section. Refer to Item 101(c)(1)(vii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant, at (202) 551-3408 if you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology